# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sanara MedTech Inc., CIK 0000714256
CUSIP: 79957L100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1220 SUMMIT AVENUE, SUITE 414, FORT WORTH, Texas (TX), 76102
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001442181

## Reporting persons
- BAIRD TRUST Co: type of reporting person: bank (BK); citizenship or place of organization: Kentucky (KY); sole voting power 0; shared voting power 760,293; sole dispositive power 0; shared dispositive power 760,293; aggregate amount beneficially owned 760,293 (8.5% of the class)
  Comment: Items (6), (8), (9) and (11) reflect Common Stock ("Shares") that Baird Trust Company ("BTC") may be deemed to beneficially own within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), by virtue of the investment discretion or voting authority granted to it by its clients over such Shares.
- BAIRD FINANCIAL CORP: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 760,293; sole dispositive power 0; shared dispositive power 760,293; aggregate amount beneficially owned 760,293 (8.5% of the class)
  Comment: Items (6), (8), (9) and (11) consist of Shares held by Baird Trust Company.
- Baird Financial Group, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 760,293; sole dispositive power 0; shared dispositive power 760,293; aggregate amount beneficially owned 760,293 (8.5% of the class)
  Comment: Items (6), (8), (9) and (11) consist of Shares held by Baird Trust Company.

## Item 1. Issuer
Name of issuer: Sanara MedTech Inc.
Address of issuer's principal executive offices: 1220 SUMMIT AVENUE, SUITE 414, FORT WORTH, TEXAS, 76102.

## Item 2. Person Filing
Name of person filing:
(1) Baird Trust Company ("BTC")
(2) Baird Financial Corporation ("BFC")
(3) Baird Financial Group, Inc. ("BFG")
Address of principal business office or, if none, residence:
The address of the principal business office of BTC is:

500 West Jefferson Street, Suite 2600
Louisville, Kentucky 40202

The address of the principal business office of each of BFC and BFG is:

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Citizenship: BTC is a Kentucky corporation and BFC and BFG are Wisconsin corporations.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
See the responses to Item (9) on the foregoing cover pages.

This Schedule includes those securities beneficially owned by, or deemed beneficially owned by, BTC, BFC, and BFG (collectively, "BTC Reporting Units") that have been aggregated together in accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release") for purposes of filing this Schedule. This Schedule does not include securities, if any, beneficially owned by, or deemed beneficially owned by, BTC, BFC or BFG or their respective subsidiaries or affiliates that has been disaggregated from that of the BTC Reporting Units in accordance with the Release. In accordance with Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule shall not be construed as an admission that a Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.
Percent of class: See the responses to Item (11) on the foregoing cover pages. The percentage was calculated based upon 8,901,903 Shares of Common Stock outstanding at March 18, 2025 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024.
Sole power to vote or to direct the vote: See the responses to Item (5) on the foregoing cover pages.
Shared power to vote or to direct the vote: See the responses to Item (6) on the foregoing cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item (7) on the foregoing cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item (8) on the foregoing cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of the Reporting Persons or their affiliates have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held in such clients' accounts that are reported on this Schedule.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 3 above. BTC is owned directly by BFC. BFC is, in turn, owned by BFG, which is the ultimate parent company of BTC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BAIRD TRUST Co: Elizabeth C. Kaplan, Chief Compliance Officer (02/06/2026)
- BAIRD FINANCIAL CORP: Paul L. Schultz, Secretary (02/06/2026)
- Baird Financial Group, Inc.: Paul L. Schultz, Secretary (02/06/2026)